■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

OCTOBER 8, 2009

EXECUTIVE SUMMARY

U.S. capital markets were up strongly in September and the third quarter on better-than-expected second quarter earnings, signs of economic recovery and a continued accommodative Federal Reserve. On September 15th, Fed Chairman Bernanke said that the recession is "very likely over." Fixed income markets were up broadly in the quarter, driven by easing credit market conditions and strong investor demand. The final estimate of second quarter real GDP growth was revised up slightly to -0.7 percent from -1.0 percent previously. We expect a moderate rebound in economic growth over the final two quarters of the year, but believe that this growth will decelerate in early 2010, as the effects of government-incentivized spending dissipate. The Fed reaffirmed its intent to keep rates low "for an extended period," expecting the economy and employment to be slow to recover. In taxable fixed income portfolios, we are focusing on adding to securities that will outperform in an improving economic environment, while minimizing the negative impact of rising interest rates. In municipal bond portfolios, we believe longer-maturity and lower-rated bonds with stable credit outlooks continue to offer attractive yields. We are maintaining diversified and high-quality equity portfolios, focusing on companies with strong operational and financial characteristics, particularly in the healthcare and technology sectors.

CURRENT CONDITIONS: RECESSION VERY LIKELY OVER

U.S. capital markets were up strongly in September and the third quarter on better-than-expected second quarter earnings, signs that the economic downturn has run its course and a continued accommodative Federal Reserve. On September 15th, Federal Reserve Chairman Ben Bernanke said that "the recession is very likely over at this point." The Standard & Poor's 500 Index climbed for a seventh straight month in September for its longest streak of gains in almost three years, posting a +3.7 percent total return for the month. The gain enabled the index to finish up +15.6 percent in the third quarter and to complete its biggest back-to-back quarterly rally since 1975. Coupled with a +15.9 percent return in 2Q09, the two-quarter advance was +34.0 percent.

TOTAL RETURNS TO 09/30/09

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	3.7%	15.6%	19.3%	-6.9%
Dow Jones Ind'l Avg.	2.4	15.8	13.5	-7.4
Russell 1000 Index	4.1	16.1	21.1	-6.1
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	5.6	15.7	34.6	1.9
S&P MidCap Index	5.7	20.0	30.1	-3.1
Russell 2000 Index	5.8	19.3	22.4	-9.5
FIXED INCOME				
Barclays Capital Agg. Index	1.1	3.7	5.7	10.6
Barclays Capital Muni Bond Index.	3.6	7.1	14.0	14.8

*price only

The bond market was up broadly in the third quarter, driven by easing credit market conditions and strong investor demand. Solid interest from overseas investors, along with purchases of Treasury and mortgage-backed securities by the Federal Reserve, buoyed bond prices and kept yields and mortgage rates low. High-yield corporate and municipal bonds did particularly well during the quarter. A summary of major index returns is presented in the adjacent table, and additional detail is provided in Exhibit A.

GROWTH AND VALUE STOCK
TOTAL RETURNS TO 09/30/09

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	4.3%	14.0%	27.1%	-1.9%
Russell 1000 Value	3.9	18.2	14.9	-10.6
MID CAP				
Russell Midcap Growth	5.8	17.6	37.1	-0.4
Russell Midcap Value	5.6	23.6	27.6	-7.1
SMALL CAP				
Russell 2000 Growth	6.6	16.0	29.1	-6.3
Russell 2000 Value	5.0	22.7	16.4	-12.6

Smaller cap indexes outperformed large cap indexes in September and have also done so year to date. Across all market capitalizations, growth issues did better than their value counterparts last month, and growth is ahead of value for the year, as well. Amidst a stabilizing-to-improving economy, stocks with cyclical and growth financial characteristics performed relatively better. These traits included high earnings growth, high beta, high price-earnings ratio, low or no dividend yield, and low quality (i.e., low ROE, low S&P common stock rating). In addition, with improving economic growth overseas and a weakening dollar, stocks with high foreign sales outperformed last month. Stock market performance, categorized by several important financial characteristics for recent periods, is shown in Exhibit B.

Regarding industry sector performance within the broad Russell 3000 Index, 9 out of 18 sectors outperformed in September, compared to 6 in August. Their collective weight increased to 53.5 percent from 36.8 percent. The addition of the electronic technology, energy minerals, consumer non-durables and technology services groups to the ranks of the outperformers more than offset the loss of the finance (15.5 percent index weighting) and retail trade (5.9 percent) sectors. Year to date, 9 out of 18 sectors have outperformed, led by the electronic technology and technology services groups, among sectors of size. We continue to emphasize these groups in client portfolios. Full details of sector performance are outlined in Exhibit C.

With the exception of Japan, all global equity markets had positive returns in September, on both a U.S. dollar return and a local currency return basis. The greatest strength this year, by far, has been in the Latin America region, which is up +81.8 percent on a U.S. dollar return basis, led by Brazil (+102.1 percent). Conversely, Japan (+7.9 percent) is the weakest market this year, after finishing 1st in 2008. At the end of September, the U.S. ranked 30th out of 33 world markets year to date, dropping one position from the end of August (see Exhibit D).

The Federal Reserve's U.S. trade-weighted major currencies dollar index was down -0.7 percent from August and is off -11.0 percent from its recent peak in March 2009 (see Exhibit E). The U.S. dollar has fallen, as the rebounding global financial markets have encouraged investors to abandon the greenback as a safe haven and invest elsewhere. In addition to higher interest rates and expected returns on global assets, foreigners are also concerned about the framework of U.S. monetary and fiscal policy, and how the U.S. is going to withdraw its quantitative easing. Also, in late September, world leaders at the Group of 20 meeting agreed on a strategy to reduce the world's reliance on U.S. consumers. That would imply stronger foreign currencies, which would give foreign consumers greater purchasing power.

Turning to the U.S. economy, the final estimate of second quarter 2009 real GDP growth was revised up to -0.7 percent from the second ("preliminary") estimate of -1.0 percent. There were modest revisions to the major GDP components between the preliminary estimate and the final report, and those adjustments netted out to an upward revision of $9.0 billion. The less negative level of 2Q09 GDP growth was largely due to a $4.8 billion upward revision to nonresidential fixed investment, particularly spending on equipment and software (+$8.3 billion impact). In addition, there was somewhat higher consumer spending (+$2.3 billion), a further narrowing in the net export deficit (+$1.4 billion) and greater government spending (+$2.0 billion). These were partially offset by a slightly faster pace of

inventory liquidation (-$1.0 billion). Dollar changes in real GDP components over the past four quarters are displayed in the following table:

DOLLARS (BIL) OF REAL GDP CHANGE	3Q08 Revised	4Q08 Revised	1Q09 Revised	2Q09 Final
Personal Con. Expenditures	-$83.3	-$72.4	$13.9	-$20.2
Nonresid. Fixed Invs.	-25.2	-83.1	-174.9	-32.8
Residential Invs.	-19.6	-28.3	-47.1	-23.5
Inventory Change	7.4	-7.7	-76.5	-46.3
Net Exports	-3.1	8.3	84.4	56.1
Government	29.7	7.4	-16.8	41.4
Residual	3.4	-6.9	0.5	1.4
Total	-$90.7	-$182.7	-$216.5	-$23.9
% Change in Real GDP (ann.)	-2.7%	-5.4%	-6.4%	-0.7%
% Change in Real Final Sales (ann.)	-2.9%	-4.7%	-4.1%	0.7%
% Change in GDP Deflator (ann.)	4.1%	0.0%	1.9%	0.0%

The following table shows the contributions to real GDP growth for each of the major GDP components for the same four quarters. The dominant roles of government spending and net exports and the moderation in the negative impact of housing over the period can be seen, as well as a big improvement in business spending (i.e., less negative) in the most recent quarter.

Year-over-year changes in the major GDP components are shown in Exhibit F.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP	3Q08 Rev.	4Q08 Rev.	1Q09 Rev.	2Q09 Final
Personal Cons. Exps.	-2.49%	-2.15%	0.44%	-0.62%
Nonresid. Fixed Invs.	-0.73	-2.47	-5.29	-1.01
Residential Invs.	-0.57	-0.81	-1.33	-0.67
Inventory Change	0.26	-0.64	-2.36	-1.42
Net Exports	-0.10	0.45	2.64	1.65
Government	0.95	0.24	-0.52	1.33
Total GDP Growth	-2.7%	-5.4%	-6.4%	-0.7%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

Despite only +0.2 percent growth in August personal income, nominal personal consumption expenditures surged +1.3 percent, driven by an incentive-driven increase in auto sales ("Cash for Clunkers") and a price-induced jump in gasoline sales. August real PCE increased +0.9 percent, as purchases of durable goods spiked +5.8 percent and spending on non-durable goods rose +1.0 percent, while purchases of services grew +0.2 percent. The incentive-driven increase in consumer spending will not be repeated in September.

The current level of personal income is too weak to sustain consumer spending and government incentives are not sustainable. As shown in the table below, August 2009 personal income declined -2.6 percent from a year ago, while nominal PCE was also slightly negative (-0.3 percent) year-over-year. The fiscal stimulus package has provided support to the consumer.

Government incentives to buy motor vehicles and first-time homes (i.e., $8,000 tax credit for first-time home buyers) have also provided a boost to economic activity, but the consumer sector needs to see more certain gains in personal income and an improving labor market before it can sustain moderate spending.

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2007	Mar.	6.3%	5.7%	5.7%	3.0%
	June	5.3	4.6	5.2	2.7
	Sept.	5.5	4.8	5.3	2.6
	Dec.	4.8	4.3	5.3	1.6
2008	Mar.	3.1	3.0	4.3	0.8
	June	4.2	6.3	4.7	0.5
	Sept.	2.5	3.2	2.9	-1.2
	Oct.	1.8	2.6	1.7	-1.5
	Nov.	1.1	2.1	-0.3	-1.7
	Dec.	0.4	1.6	-1.6	-2.2
2009	Jan.	-0.8	2.0	-1.1	-1.6
	Feb.	-1.6	1.4	-0.7	-1.3
	Mar.	-2.2	1.0	-1.5	-1.7
	Apr.	-2.1	1.7	-1.9	-1.9
	May	-2.4	-2.1	-2.0	-1.8
	June	-3.4	-1.2	-1.9	-1.5
	July	-2.5	-0.3	-1.5	-0.7
	Aug.	-2.6	0.8	-0.3	0.3

The average level of real PCE for July and August stands +3.2 percent above the 2Q09 average suggesting consumer spending will be a positive in helping to propel the economy forward during the third quarter. Our sensitivity analysis leads us to conclude that real consumer spending for the third quarter of 2009 rose roughly +4 percent compared to a -0.9 percent contraction in 2Q09. Specifically, as shown in the following table, if real PCE is unchanged in September, the result would be a +4.0 percent quarterly annualized increase for the third quarter. If September real PCE grows +0.2 percent, the quarterly result would be a +4.2 percent gain.

U.S. REAL PERSONAL CONSUMPTION
EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Dec. 2009 Proj.	9307.70	1.3%	9382.39	3.4%
Nov. 2009 Proj.	9307.70		9363.66	
Oct. 2009 Proj	9307.70		9344.97	
Sept. 2009 Proj.	9307.70	4.0%	9326.32	4.2%
Aug. 2009 Act.	9307.70		9307.70	
July 2009 Act.	9220.80		9220.80	
June 2009 Act.	9201.30	-0.9%	9201.30	-0.9%
May 2009 Act.	9185.10		9185.10	
Apr. 2009 Act.	9180.80		9180.80	
Mar. 2009 Act.	9198.10	0.6%	9198.10	0.6%
Feb. 2009 Act.	9218.90		9218.90	
Jan. 2009 Act.	9210.60		9210.60	
Dec. 2008 Act.	9157.10	-3.1%	9157.10	-3.1%
Nov. 2008 Act.	9218.40		9218.40	
Oct. 2008 Act.	9210.30		9210.30	
Sept. 2008 Act.	9238.00	-3.5%	9238.00	-3.5%
Aug. 2008 Act.	9281.20		9281.20	
July 2008 Act.	9284.00		9284.00	

One of the most significant factors impacting consumer spending is employment. While the rate of decline in the jobs market is

decelerating, companies have not yet begun to hire again. The September jobs report was disappointing, as payrolls fell a greater-than-expected -263,000 and the unemployment rate climbed to 9.8 percent, its highest level since 1983 (see Exhibit G). Since the recession began in December 2007, the economy has lost 7.2 million jobs. The job weakness last month was broad-based. Health care remained a rare bright spot, adding 19,200 jobs in September.

The September jobs report highlights the tenuous state of the economic recovery. It amplified worries that a lengthy period of sub-par growth may lay ahead. With the economy supported by government spending, such as "Cash for Clunkers," economists worry the expansion will fizzle if employers don't soon begin hiring. Most economists estimate the economy expanded at an annual pace of about +3 percent in the third quarter, but debate focuses on the vigor and staying power of the recovery.

The "back end" of the economy (i.e., business capital spending, business spending on new construction, and inventory investment) is also showing signs of picking up, albeit in fits and starts. With excess capacity close to a record, companies have little reason to hire new workers or ramp up production until they see stronger gains in demand. The manufacturing recovery may be uneven as stimulus programs such as "Cash for Clunkers" expire. August industrial production increased +0.8 percent, after jumping a revised +1.0 percent in July. The Institute of Supply Management's (ISM) Manufacturing Index expanded at a slower pace than anticipated in September, easing to 52.6 from 52.9 in August. However, it remains above the "50" level that is the dividing line between expansion and contraction (see Exhibit H). Within the ISM Manufacturing Index, the inventories index increased to 42.5 from 34.4, which is still a contraction, but is a sign that manufacturers may soon be restocking their shelves if orders continue to expand. ISM's Non-Manufacturing Index rose to 50.9 in September from 48.4 in August. The last time it was above the breakeven 50 mark was August 2008. Within the survey, all four components (business activity, new orders, employment, and supplier deliveries) advanced in September.

General price inflation is expected to remain subdued, with unemployment still high, consumer demand for goods and services restrained, and enormous slack in the economy. The headline Producer Price Index jumped +1.7 percent in August, driven by a huge increase in gasoline prices that has since been largely reversed. Gasoline prices surged +23 percent, due to a big rise in actual prices (+10 percent) and an even bigger boost from the seasonal factor (+13 percent), which assumes that the winding down of the summer driving season leads to a pullback in prices in August. Core PPI was up +0.2 percent. This translated to year-over-year changes of -4.3 percent and +2.3 percent for PPI and Core PPI, respectively (see Exhibit I).

The August Consumer Price Index rose +0.4 percent, due mainly to a +4.6 percent increase in energy prices as gasoline prices jumped +9.1 percent. The latest quotes for prices at the pump indicate a more modest increase in September. Food prices increased just +0.1 percent in August, the smallest gain since January. Core CPI was up just +0.1 percent. Year-over-year, the August CPI was down -1.5 percent, the sixth consecutive monthly decrease, and the core CPI was up +1.4 percent. Recent trends in the CPI, including core CPI, are shown in the following table:

U.S. CPI TRENDS – PERCENT CHANGE
CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
	3 Months	6 Months	Year-Over	Year-Over
Period	Ann.	Ann.	Year	Year
June 2007	5.8%	6.5%	2.7%	2.2%
September 2007	0.3	3.1	2.8	2.1
December 2007	3.0	1.6	4.1	2.4
March 2008	6.7	4.8	4.0	2.4
June 2008	9.9	8.4	5.0	2.4
September 2008	-0.1	4.9	4.9	2.5
December 2008	-15.6	-7.8	0.1	1.8
January 2009	-10.0	-8.0	0.0	1.7
February 2009	-0.4	-6.3	0.2	1.8
March 2009	4.7	-5.6	-0.4	1.8
April 2009	4.0	-3.1	-0.7	1.9
May 2009	3.1	1.3	-1.3	1.8
June 2009	5.6	5.2	-1.4	1.7
July 2009	4.0	4.0	-2.1	1.5
August 2009	3.7	3.4	-1.5	1.4

In conclusion, we believe that the government incentive-driven increases in consumer spending, the improvements in business spending and housing (i.e., less negative), and inventory rebuilding (including post-"Cash for Clunkers" auto production) will result in a moderate rebound in economic growth in the final two quarters of the year. We expect this growth to slow in the first half of 2010, as there is a lack of follow through, particularly in consumer spending. As the federal stimulus spending wanes, the continued pressures of debt, tight credit and a weak labor market on consumer spending will re-emerge. As a result, we expect real GDP growth to soften in the first part of 2010 before restrengthening in the latter half of the year. Details of our economic and financial market assumptions, including our projections for 2010, are shown in Exhibit J.

MONETARY POLICY AND FIXED INCOME STRATEGY: FED OUTLINES GRADUAL EXIT STRATEGY

On September 15th, in remarks made after a speech at the Brookings Institution to mark the one-year anniversary of the collapse of Lehman Brothers, Federal Reserve Chairman Ben Bernanke stated explicitly that the U.S. recession – the worst since the 1930's – has probably ended. He said, "The downturn has probably now run its course. …This summer likely marked the end of the recession and the economy should expand in the second half of this year."

Mr. Bernanke added, "Even though from a technical perspective the recession is very likely over at this point, it's still going to feel like a very weak economy for some time" due to tight credit conditions and a soft labor market. He warned that, if there is only moderate economic growth, "unemployment will be slow to come down." In testimony before the House Financial Services Committee on October 1st, Mr. Bernanke said that, even if the economy grows at a +3 percent pace, unemployment would still be above 9 percent at the end of 2010.

The Federal Reserve reaffirmed this economic outlook in its policy statement following the September 22nd-23rd Federal Open Market Committee (FOMC) meeting (see Exhibit K). Compared to the August 12th FOMC statement, the September 23rd statement took a more positive tone on economic conditions, did not change the inflation outlook, and extended the Fed's purchase of agency mortgage-backed securities to the full $1.25 trillion through the first quarter of 2010 and up to $200 billion of agency debt.

The Federal Reserve began to map out its "exit strategy" with the decision to extend and slowly phase out its purchase of agency mortgage-backed securities. This will enable the Fed to keep interest rates low for home buyers through the beginning of next year. Policymakers also warned that the economic recovery would be slow, so they reaffirmed their intent to keep the federal funds rate target low "for an extended period." In short, the Fed will pursue a gradual exit strategy and will be slow to drain the trillions of dollars it has pumped into the economy.

Interest rates declined during the third quarter and the yield curve flattened modestly, as negative inflation reports and continued uncertainty regarding the pace of the economic recovery reduced fears of elevated levels of inflation over the long term. Specifically, the 2-year maturity U.S. Treasury note yield declined to 0.95 percent, approximately -16 basis points lower than where it began the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 4.05 percent, approximately -28 basis points lower than where it began.

The Barclays Aggregate Bond Index produced positive total returns, as all spread-based sectors outperformed. Asset-backed securities collateralized by home equity loans were the best performers during the quarter producing positive total returns in excess of +25 percent. This performance was driven by a return of differentiation between asset-backed securities that are poorly structured or backed by lower quality collateral and higher quality securities. As a result, higher quality home equity securities appreciated in price fairly dramatically. Corporate bonds were the next best performing sector. Spread narrowing from finance obligations outpaced other corporate sectors for the second quarter in a row, as the stabilization of the banking industry progressed. Mortgage-backed securities underperformed corporates, as earlier government intervention into the residential mortgage-backed securities market limited investor opportunities to experience equivalent amounts of spread narrowing. U.S. Treasury securities were the worst performing sector, but still produced attractive total returns.

While the flight to quality of 2008 left a large number of fixed income securities priced at a fraction of their expected recovery values, significant efforts to provide liquidity as well as improved accounting standards for pricing bonds have finally begun to facilitate the return of fundamental analysis. The defeat of the Bankruptcy Cramdown Bill, coupled with programs such as the TALF (Term Asset-Backed Securities Loan Facility) and the PPIP (Public-Private Investment Program), has restarted consumer lending for auto loans and credit cards and increased demand for non-government mortgage securities. However, it is our belief that we still have not fully returned to a rational or healthy financial system. In fact, if one excludes the current cycle of extremely wide yield spreads, investment grade corporate bond yields are still at or near their previous record wide levels, despite dramatic improvement. As the economy stabilizes, albeit at a level of economic activity 15 percent to 20 percent below its peak, the Federal Reserve is expected to remove excess liquidity. The Fed intends to stop purchasing U.S. Treasury notes by the end of this month and has begun to taper its purchases of government agency mortgage securities. Mortgage purchases are expected to end entirely on March 31, 2010. The result will be a rise in interest rates. Within client portfolios, we are focusing on adding to securities that will outperform in an improving economic environment, while minimizing the negative impact of rising interest rates. Exhibit L outlines our forecasts for U.S. Treasury interest rates, based on this outlook.

TOTAL RETURNS TO 09/30/09	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	1.1%	3.7%	5.7%	10.6%
Treasury	0.8	2.1	-2.3	6.3
Agency	0.7	2.0	2.0	8.2
Corporate	1.8	8.1	17.1	21.8
CMBS	2.1	12.7	24.4	7.6
Asset-Backed	1.9	6.3	23.1	14.7
Mortgage Pass-Through	0.8	2.4	5.2	9.9
5-Year Treasury	0.7	2.1	-0.7	7.7

Tax-exempt municipal bond yields declined sharply during the third quarter, with more than half of the decline occurring in September. The Bond Buyer 40-Bond Index yield decreased -44 basis points during the quarter to 4.97 percent on September 30, 2009, a level not seen since April 2008, which compares to 5.89 percent at the beginning of the year and a peak of 6.78 percent last fall. Strong demand contributed to yields on high grade, tax-exempt bonds declining to long-term historic lows. The effective supply of high grade bonds has shrunk considerably over the past year due to less availability of credit enhancement.

Longer-maturity and lower-rated bonds benefited from investors seeking higher yields, as evidenced by their strong price rebound during the quarter. The tax-exempt yield curve flattened as longer-term yields declined more than shorter-term yields, and credit spreads narrowed substantially, as shown in Exhibit M. The shift of long-maturity municipal issuance toward Build America Bonds (BABs), which were authorized under the American Recovery and Reinvestment Act of 2009 and allow for the issuance of taxable municipal bonds with either a 35 percent interest expense subsidy to the issuer or a tax credit to the bondholder, has also reduced the available supply of tax exempt bonds in the marketplace. With the decline in high-grade municipal yields, relative valuation comparisons to comparable maturity Treasury securities richened substantially, and their ratios have returned to within their normal valuation range. As seen in Exhibit N, only long-maturity municipals now appear to be cheaply valued from a long term perspective.

Tax-exempt municipals provided strong positive returns in the third quarter of 2009, helping to recoup much of the ground lost in 2008. The year-to-date total return of +14.0 percent (before any adjustments for taxes) for the Barclays Municipal Index is the highest return since 1995 (which also followed a negative year). Longer-maturity bonds still provided the best returns as investors continued to reach for yield, while intermediate-maturity bonds (i.e., ten years and less) underperformed; short-maturity bonds provided roughly coupon returns. Lower-rated bonds also provided the strongest quality sector returns, as shown in the accompanying table. Hence, the industrial revenue sector and the hospital sectors performed best during the quarter. California issues also saw a substantial rebound during the third quarter, offsetting weakness in the second quarter before the state's fiscal issues were somewhat resolved.

TOTAL RETURNS TO 09/30/09	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	3.6%	7.1%	14.0%	14.9%
5-Year Municipal	1.7	3.8	6.8	11.0
Long (22+ years)	6.6	12.8	26.5	19.8

Revenue	4.4	8.5	17.9	15.9
Electric	3.6	7.0	14.2	15.5
Hospital	6.2	9.8	24.6	15.9
Housing	3.2	6.3	23.2	16.8
IDR/PCR	7.1	18.3	39.1	18.4
Transportation	4.4	8.1	17.0	15.9
Education	3.6	7.1	13.8	16.4
Water/Sewer	3.4	6.8	13.6	16.7
Resource Recovery	3.2	6.2	11.7	10.9
Leasing	3.7	7.1	12.7	13.6
Special Tax	4.6	8.3	15.3	15.8
General Obligation	2.9	6.6	11.1	14.4
Prerefunded	1.0	2.0	4.3	9.1
Insured	3.6	7.0	14.2	16.1
Muni Aaa	2.4	4.6	9.4	13.2
Muni Aa	3.3	6.3	12.8	15.2
Muni A	4.5	9.4	17.0	15.4
Muni Baa	6.0	12.3	29.3	10.3

Going forward, we expect the municipal bond market rally to continue through year-end with continued narrowing of yield spreads and the strongest relative performance in longer-duration bonds. Longer-maturity and lower-rated bonds with stable credit outlooks continue to offer attractive yields. We look to demand and supply imbalances to provide opportunities to upgrade credit quality in portfolios. Diversification remains a key factor in managing risk.

FISCAL POLICY: $1.6 TRILLION BUDGET DEFICIT PROJECTED FOR FISCAL 2009

Health care reform remains a top priority for President Obama and the Democratic-led Congress. On October 7th, the nonpartisan Congressional Budget Office (CBO) released its much-anticipated budget estimates of the Senate Finance Committee's (SFC) latest health reform bill. CBO's analysis sees the bill meeting the president's cost and deficit targets as well as expanding health insurance coverage. President Obama has insisted that the health care bill not add to the deficit and that the total price tag be held to about $900 billion.

CBO analyzed SFC's health reform bill after it was amended during seven days of debate and found the gross total cost over 10 years (2010-2019) to be $829 billion. Those costs are partly offset by $201 billion in revenues from the excise tax on high-premium insurance plans and $110 billion in net savings from other sources, resulting in a projected net cost of $518 billion. CBO estimates that the Senate's bill will actually reduce the deficit by $81 billion over the 10-year period, due to cuts in Medicare spending and new taxes. Finally, CBO found that the coverage level did not drop as a result of the amendments to the bill. Rather, the bill will cover 94 percent of nonelderly legal U.S. residents by 2015, up from about 83 percent currently.

The Senate Finance Committee will likely vote favorably for the proposal later this week or early next week, with full Senate consideration of a combined version of the bills from SFC and the other Senate panel on health, the HELP Committee, beginning the week of October 19.

As shown in Exhibit O, the Treasury reported a budget deficit of $111.4 billion in August 2009, roughly the same as the deficit of $111.9 billion last August. The improvement was due to calendar quirks on the outlays side. Receipts fell -7.3 percent to $145.5 billion and outlays declined -4.5 percent to $256.9 billion. Regarding calendar quirks, because August 1 fell on a weekend,

about $24 billion in benefits payments that would normally be made on the first of the month were shifted into July. On the other hand, in 2008, September 1 was Labor Day, so $22 billion in benefit payments for that month were pushed into August. Therefore, the calendar boosted spending in August 2008 and reduced spending this August. The Congressional Budget Office (CBO) estimated that, without these timing shifts, outlays in August 2009 would have been $34 billion (or +13 percent) higher than August 2008.

Year-to-date, with only September remaining to be reported in the federal fiscal year, the deficit is at a record $1,378.4 billion. Receipts are down -16.2 percent, while outlays are up +18.6 percent. Receipts from individual income taxes have fallen -19.8 percent and corporate tax receipts have plunged -56.4 percent. Outlays have surged due to spending on economic stimulus and financial rescue programs.

Both the Office of Management and Budget (OMB) and CBO recently revised their budget forecasts for full fiscal year 2009. OMB is projecting a $1.58 trillion deficit, while CBO estimates $1.59 billion deficit. This implies that September – normally a surplus month – will produce a $200 billion deficit. A September deficit would mark a record 12 consecutive monthly deficits. A $1.6 trillion deficit for fiscal 2009 would be 3-1/2 times that of fiscal 2008 ($454.8 billion).

On August 25th, OMB and CBO released updated 10-year budget projections. The two sets of numbers are significantly different, in part because of the assumptions they, by law, reflect. But both projections highlight the serious fiscal crisis facing the country. For the 10-year period 2010 through 2019, OMB now forecasts a cumulative budget deficit of $9.052 trillion and CBO projects a $7.136 trillion cumulative deficit. These figures are up from OMB's May projection of $7.108 trillion and CBO's March projection of $4.443 trillion. CBO's 10-year deficit forecast is lower mostly because it assumes all of President George W. Bush's tax cuts will expire in 2011 – something neither political party wants – while OMB's forecast assumes most Bush tax cuts would remain in place.

EQUITY INVESTMENT STRATEGY: AN EARNINGS-DRIVEN MARKET AHEAD

U.S. stocks have rallied sharply over the past seven months, with the Standard & Poor's 500 Index up +56 percent from a 12-year low in March through the end of September. As a result, the price-earnings ratio on the index has increased to roughly 20 times operating earnings. According to economist David Rosenberg of Gluskin Sheff + Associates, the S&P 500 is priced at a level that should correspond to the third year of the recovery from a recession. In addition, earnings for companies in the index have dropped for a record eight quarters and will probably decline -25 percent in the third quarter. From a technical standpoint, major equity indices are well above their historical ranges in terms of 6-month price momentum (see Exhibit P). Also, Exhibit Q shows that the market has had few 6-month rallies like the recent one. Therefore, stocks are arguably overvalued or at least ahead of themselves.

Nonetheless, a reasonable case can be made for continued good stock performance. The current macroeconomic backdrop of global economic recovery, tame inflation, and accommodative monetary and fiscal policy is favorable for stocks. We continue to expect a sustained, but moderate, U.S. expansion. Low inflation and lingering concerns about the strength of the economic recovery argue against an early tightening in monetary

policy. The Federal Reserve probably will not raise short-term interest rates until the second half of 2010, or even 2011.

There are several arguments for owning stocks predicated on earnings. Third quarter earnings, while still weak, will very possibly beat expectations. Better-than-expected earnings in the first two quarters of 2009 helped drive the market's recovery (see Exhibit R). Expectations remain low for third quarter earnings. Between the beginning and end of the quarter, analysts actually lowered their forecasts for third quarter profits from a -21 percent decline to a -25 percent drop, which sets the stage for another round of positive earnings surprises.
As shown in Exhibit S, earnings revision trends have turned sharply upward. Consensus EPS estimates for 2010 continue to move higher. Earnings are expected to turn up, beginning in the fourth quarter of 2009, which should help market sentiment as well as drive stock prices higher. Also, with earnings likely to grow at an underlying pace of +5 percent per year, stocks remain attractive longer term versus bonds and cash. In the near term, the earnings yield-to-bond yield spread has narrowed, but remains positive (see Exhibit T).

Regarding valuation, Exhibit U shows that, while the broad market may be extended, growth indexes remain compelling, as measured by their PEG (Avg. P/E-to-5-year Earnings Growth) ratios. In addition, valuations remain neutral, based on Graham & Dodd's long-term S&P 500 price-earnings model (see Exhibit V), and the current low level of inflation justifies a price-earnings ratio well above the current figure (see Exhibit W).

We expect the equity rally to soon move into a more challenging phase as earnings take over from expanding multiples as the key driver. With the stock market selling now at roughly 20 times operating earnings, the highest level since 2004, a continuation of the rally will most likely have to depend on higher earnings. Exhibit X shows that higher earnings, not higher price-earnings ratios, drove the 2004 to 2007 bull market.

In the near term, we would not be surprised if the stock market encounters a normal period of "digestion" after its tremendous rally over the past seven months. We would use such a sell-off as an opportunity to increase portfolio positions in sectors and companies in which we have the most confidence.

We are maintaining a diversified and high quality portfolio. Our focus is on companies with sales growth, operating margin leverage, free cash flow, healthy balance sheets, low debt levels, proactive management teams and attractive valuations. All these characteristics should provide more visible earnings growth.
We like the traditional growth sectors of electronic technology, technology services, health technology and health services. We also prefer defensive growth companies with at least modestly improving sales and margin expansion. Despite near-term headwinds, we continue to invest in the secular growth themes of energy, agricultural commodities and infrastructure. Even though we are not yet convinced that global equity markets are on a full path to recovery, we are opportunistically increasing our exposure to cyclical, retail and consumer discretionary stocks. The earnings growth and valuation metrics of Sit Investment Associates' principal domestic equity portfolios are shown in Exhibit U.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	09/30/09	08/31/09	06/30/09	12/31/08	12/30/07	One Month	Three Months	Nine Months	21 Months
Dow Jones Industrials	9712.28	9496.28	8447.00	8776.39	13264.82	+2.3%	+15.0%	+10.7%	-26.8%
S&P 500	1057.08	1020.62	919.32	903.25	1468.36	+3.6	+15.0	+17.0	-28.0
NASDAQ OTC Composite	2122.42	2009.06	1835.04	1577.03	2652.28	+5.6	+15.7	+34.6	-20.0
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.95	0.97	1.11	0.76	3.06	-2 b.p.	-16 b.p.	+19 b.p.	-211 b.p.
5-Year Notes	2.31	2.39	2.56	1.55	3.44	-8	-25	+76	-113
10-Year Notes	3.31	3.40	3.53	2.21	4.03	-9	-22	+110	-72
30-Year Bonds	4.05	4.18	4.33	2.68	4.45	-13	-28	+137	-40
AA INDUSTRIAL									
Intermediate Maturity	4.26	4.25	4.93	5.46	5.43	+1	-67	-120	-117
Long Maturity	5.30	5.33	5.93	5.92	6.20	-3	-63	-62	-90
MORTGAGES									
Current Coupon GNMA (4.50%)	4.25	4.39	4.58	4.05	5.34	-14	-33	+20	-109
MUNICIPALS									
Bond Buyer 40-Bond Index	4.97	5.33	5.41	5.89	4.84	-36	-44	-92	+13
SHORT TERM									
Fed Funds	0.12	0.14	0.19	0.10	3.93	-2	-7	+2	-381
Primary Discount Rate *	0.50	0.50	0.50	0.50	4.75	--	--	--	-425
Prime Rate	3.25	3.25	3.25	3.25	7.25	--	--	--	-400
13-week Treas. Bills-Disc.	0.11	0.13	0.18	0.08	3.17	-2	-7	+3	-306

* Primary Credit Discount Rate; effective 1/9/03.

E-09/09 103108
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2007 to December 31, 2008			December 31, 2008 to September 30, 2009			June 30, 2009 to September 30, 2009			August 31, 2009 to September 30, 2009		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	-47.5	-49.9	-42.8	32.9	42.2	27.4	16.3	21.2	13.6	4.5	7.6	7.5
Quintile 2	-39.1	-38.9	-37.8	24.6	31.5	25.3	16.9	15.9	18.8	2.9	5.3	6.4
Quintile 3	-40.2	-42.9	-29.8	22.1	34.6	30.9	16.6	22.0	20.8	5.6	4.7	5.7
Quintile 4	-34.0	-37.2	-31.5	8.2	27.6	11.8	17.4	18.8	19.4	4.1	5.0	4.8
Quintile 5 (Lowest)	-24.3	-35.7	-25.4	9.6	24.0	10.7	9.8	24.5	21.1	1.6	6.2	4.4
BETA SECTORS												
Quintile 1 (Highest)	-57.9	-53.0	-43.8	43.8	60.8	48.3	27.3	32.9	35.6	5.5	8.7	9.7
Quintile 2	-49.2	-46.4	-37.3	28.7	43.2	27.2	21.0	24.0	21.8	5.8	5.4	5.8
Quintile 3	-39.4	-39.8	-34.7	16.2	31.3	16.4	13.7	21.8	15.9	3.1	5.8	5.1
Quintile 4	-25.6	-39.1	-28.0	4.6	18.2	14.6	7.8	15.6	15.0	1.8	5.4	4.9
Quintile 5 (Lowest)	-26.3	-31.7	-27.9	3.8	11.1	5.8	8.2	9.4	9.0	2.3	3.0	3.2
MARKET CAP												
Quintile 1 (Highest)	-32.7	-39.0	-25.4	0.1	19.9	2.4	11.8	13.8	13.6	3.2	3.6	4.3
Quintile 2	-33.1	-45.0	-35.1	25.6	23.2	11.8	14.5	20.7	16.7	3.3	5.6	4.4
Quintile 3	-39.5	-42.2	-32.6	12.4	30.7	22.9	12.6	21.8	20.2	1.7	5.9	5.9
Quintile 4	-38.5	-41.0	-35.1	24.7	28.8	31.7	17.5	19.4	23.1	5.0	5.4	7.3
Quintile 5 (Lowest)	-41.6	-40.5	-40.1	37.5	62.8	46.1	21.4	27.6	22.9	5.3	7.9	6.8
P/E SECTORS												
Quintile 1 (Highest)	-45.2	-45.8	-37.2	26.8	32.8	14.8	20.9	20.9	15.0	4.8	6.3	5.7
Quintile 2	-28.6	-32.8	-32.4	7.0	25.2	6.1	10.8	17.6	13.0	3.6	5.8	5.2
Quintile 3	-35.7	-35.5	-26.4	13.2	19.1	19.1	11.8	15.2	16.3	3.4	3.5	5.7
Quintile 4	-34.4	-40.6	-28.6	24.8	28.6	24.6	15.0	19.1	21.3	3.4	5.9	4.8
Quintile 5 (Lowest)	-34.6	-50.0	-39.7	24.0	59.3	54.6	19.2	30.7	32.5	3.4	6.9	7.7
No Earnings	-79.0	-55.3	-43.9	18.4	16.9	0.8	17.2	17.0	10.5	-0.6	3.7	3.7
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	-38.8	-35.6	-34.6	10.3	26.2	19.8	13.3	20.5	21.3	1.5	4.3	4.0
Quintile 2	-25.7	-36.8	-16.8	15.4	22.3	1.8	15.8	20.1	12.9	6.3	4.5	3.4
Quintile 3	-31.7	-39.1	-26.3	14.3	24.6	2.6	10.1	19.4	14.5	1.1	4.5	3.5
Quintile 4	-44.6	-47.2	-24.6	14.4	26.5	9.2	14.1	20.6	18.7	3.4	4.8	3.8
Quintile 5 (Lowest)	-43.9	-47.4	-39.3	20.9	23.4	4.3	20.4	22.9	22.1	3.0	6.1	4.7
UNIVERSE	-36.9	-41.5	-33.8	19.5	32.6	22.4	15.5	20.6	19.3	3.7	5.7	5.8

Source: FactSet Research Systems, September 30, 2009

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP
RUSSELL 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2007 Return	Year 2007 Rank	Year 2008 Return	Year 2008 Rank	Year-to-Date Return	Year-to-Date Rank	September 2009 Return	September 2009 Rank
NON-ENERGY MINERALS	1.4	25.6 *	3	-52.6	17	33.0 *	6	7.1 *	3
PRODUCER MANUFACTURING	7.4	16.9 *	7	-44.8	14	18.8	11	8.4 *	2
ELECTRONIC TECHNOLOGY	**11.0**	**14.4 ***	**9**	**-44.6**	**13**	**54.2 ***	**1**	**4.9 ***	**7**
CONSUMER DURABLES	**1.4**	**-15.4**	**17**	**-49.7**	**15**	**39.3 ***	**3**	**0.9**	**16**
ENERGY MINERALS	8.5	32.7 *	2	-29.6 *	5	4.6	18	4.3 *	9
PROCESS INDUSTRIES	**3.1**	**25.5 ***	**4**	**-41.7**	**11**	**38.0 ***	**4**	**4.2**	**10**
HEALTH TECHNOLOGY	10.5	5.9 *	12	-18.5 *	2	11.1	14	2.0	14
CONSUMER NON-DURABLES	8.0	13.8 *	10	-18.2 *	1	14.2	13	5.8 *	5
INDUSTRIAL SERVICES	**2.6**	**36.5 ***	**1**	**-54.4**	**18**	**39.6 ***	**2**	**9.2 ***	**1**
COMMERCIAL SERVICES	1.5	-12.0	16	-40.2	10	21.7 *	9	0.4	18
TECHNOLOGY SERVICES	**6.5**	**18.0 ***	**5**	**-40.1**	**9**	**37.9 ***	**5**	**5.6 ***	**6**
HEALTH SERVICES	2.4	15.7 *	8	-42.0	12	19.3	10	0.7	17
CONSUMER SERVICES	5.1	-6.9	14	-37.6	8	26.9 *	7	6.9 *	4
RETAIL TRADE	5.9	-8.4	15	-25.1 *	4	26.4 *	8	2.8	12
TRANSPORTATION	2.0	-1.1	13	-21.0 *	3	9.3	15	3.8	11
UTILITIES	4.2	17.1 *	6	-30.5 *	6	6.6	16	2.0	15
FINANCE	15.5	-17.5	18	-49.8	16	16.9	12	2.3	13
COMMUNICATIONS	3.0	9.6 *	11	-33.8 *	7	5.3	17	4.4 *	8
UNIVERSE (RUSSELL 3000)	100.0	5.2		-37.3		21.2		4.2	
Groups Outperforming (cap weighted) to Total Groups		12/18		7/18		9/18		9/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

G:\Support\Exhibits\E-09/09

Exhibit D

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 30th Out of 33 World Equity Markets
Year - to - Date Through September 30, 2009

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2008		9/30/2009 Country
Country	on 9/30/09	points	percent	Rank
Australia	372.90	143.99	62.90%	8
Austria	273.49	112.92	70.32%	3
Belgium	313.41	100.39	47.13%	17
Brazil	1587.08	801.77	102.10%	2
Canada	410.99	132.39	47.52%	16
Chile	446.16	173.14	63.42%	7
Denmark	440.16	132.38	43.01%	19
Finland	860.91	128.01	17.47%	32
France	281.99	59.12	26.53%	28
Germany	258.82	44.60	20.82%	29
Greece	202.37	76.37	60.61%	10
Hong Kong	385.40	132.05	52.12%	14
Indonesia	147.17	80.86	121.94%	1
Ireland	252.10	84.99	50.86%	15
Italy	171.52	36.17	26.73%	27
Japan	83.68	6.10	7.86%	33
Malaysia	176.47	49.22	38.68%	20
Mexico	442.48	107.92	32.26%	25
Netherlands	275.03	76.17	38.30%	21
New Zealand	171.86	47.16	37.82%	22
Norway	298.58	123.11	70.16%	4
Philippines	149.92	52.47	53.85%	13
Portugal	211.64	55.48	35.53%	23
Singapore	244.49	90.42	58.69%	11
South Africa	294.42	88.81	43.19%	18
South Korea	232.28	89.40	62.57%	9
Spain	375.57	93.52	33.16%	24
Sweden	392.80	141.96	56.59%	12
Switzerland	496.25	79.37	19.04%	31
Taiwan	145.19	58.06	66.64%	6
Thailand	94.65	38.04	67.19%	5
United Kingdom	186.96	44.52	31.26%	26
United States	262.09	42.43	19.32%	30 ←
COMPOSITE INDICES				
Latin America	696.66	313.43	81.79%	
Western Europe	257.48	58.76	29.57%	
Asia/Pacific	120.72	27.13	28.99%	
World (ex U.S.)	194.70	47.94	32.67%	

Source: FactSet Research Systems, September 30, 2009

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2006			2007			2008			2009		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	84.29	4.0%	-3.2%	82.37	-2.3%	1.0%	73.06	-11.3%	-11.5%	81.01	10.9	28.5
February	85.05	4.0	2.2	82.07	-3.5	2.2	72.57	-11.6	-12.7	83.11	14.5	24.3
March	85.01	5.1	3.1	81.23	-4.4	-0.9	70.32	-13.4	-14.7	83.84	19.2	22.1
April	83.88	2.0	-2.6	79.87	-4.8	-6.0	70.47	-11.8	-9.4	82.28	16.8	4.6
May	80.63	-3.2	-13.4	79.20	-1.8	-5.6	70.75	-10.7	-4.0	78.89	11.5	-9.3
June	81.51	-4.0	-9.7	78.93	-3.2	-4.8	71.42	-9.5	-6.2	77.02	7.8	-9.1
July	81.94	-4.3	-5.6	77.51	-5.4	-11.8	70.91	-8.5	-5.9	76.45	7.8	-11.3
August	81.18	-3.5	-9.1	77.51	-4.5	-11.1	74.09	-4.4	4.2	75.18	1.5	-19.1
September	81.59	-2.5	-8.0	75.91	-7.0	-13.1	75.51	-0.5	14.8	74.63	-1.2	-22.0
October	82.36	-3.1	-3.6	73.93	-10.2	-14.9	80.42	8.8	28.2			
November	81.48	-5.7	2.1	72.20	-11.4	-17.7	82.74	14.6	33.9			
December	80.89	-5.6	-1.5	73.69	-8.9	-13.3	80.69	9.5	25.9			
Average	82.48	-1.5		77.87	-5.6		74.41	-4.4		79.16	6.4	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (5/1/09): Euro Area: 17.7% Canada: 15.2% Japan: 8.7% U.K.: 4.3% Switzerland: 1.4% Australia: 1.2% Sweden: 1.0%
Currency Appreciation (Y-T-D through 9/30/09): Euro Area: 5.1% Canada: 14.2% Japan: 1.5% U.K.: 9.5% Switzerland: 2.9% Australia: 26.4% Sweden: 12.9%

SOURCE: FEDERAL RESERVE BOARD

Exhibit F

■ Sit Investment Associates ■

Year - Over - Year Changes in Real GDP Components[1]

2Q06 – 1Q09 Revised July 31, 2009

	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2007	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008	1st Qtr. 2009	2nd Qtr. 2009	
Personal Consumption Expend.	2.6%	2.5%	3.3%	3.1%	2.8%	2.7%	2.0%	0.9%	0.6%	-0.7%	-1.8%	-1.5%	-1.7%	
Non-Residential Fixed Invest.	8.2	7.8	7.8	4.5	5.5	6.8	7.9	7.3	4.8	0.9	-6.0	-17.4	-19.7	
Residential Investment	-4.5	-11.0	-15.7	-18.5	-17.5	-17.9	-20.5	-23.5	-24.2	-22.6	-21.0	-23.9	-25.6	
Inventory Change (2)	++	++	--	--	--	--	--	--	--	--	--	--	--	
Net Exports (3)	-3.3	-4.9	6.8	3.8	6.8	15.6	18.8	21.8	30.3	24.9	16.5	29.8	30.6	
Exports	8.3	8.5	10.2	7.0	6.6	11.0	10.2	9.3	11.0	5.4	-3.4	-11.6	-15.0	
Imports	6.6	7.2	4.1	3.3	2.0	1.7	0.9	-0.8	-1.9	-3.3	-6.8	-16.2	-18.5	
Government Spending	1.6	0.8	1.5	0.5	1.5	2.3	2.5	3.1	2.9	3.2	3.1	1.7	2.5	
Total Real GDP	3.0%	2.2%	2.4%	1.4%	1.9%	2.7%	2.5%	2.0%	1.6%	0.0%	-1.9%	-3.3%	-3.8%	←
Memo														
Total GDP Less Housing and Autos	3.9	3.5	3.6	2.7	3.0	4.0	3.9	3.6	3.3	1.6	-0.3	-2.0	-2.7	←
Pers. Cons. Exp. Plus Res. Invs.	2.1	1.4	1.8	1.4	1.3	1.2	0.5	-0.6	-0.9	-2.0	-2.8	-2.6	-2.9	
After-tax Corporate Profits	12.4	10.5	2.2	-5.6	-0.2	-3.7	1.7	1.5	-4.9	-3.5	-38.2	-24.8	-19.2	

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, September 30, 2009

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

SEPTEMBER JOBS REPORT WAS WORSE THAN EXPECTED



Measuring the Toll | September's jobs report
Current recession
Jan. '04 Sept. '09
NUMBER OF JOBS, IN MILLIONS
Change since recession's start:
Down 8.3%
Down: 19.7%
Down 14.9%
Down 8.3%
Down 6.6%
Down 6.6%
Down 6.5%
Down 5.6%
Down 4.7%
Down 2.9%
Down 2.2%
Up 0.2%
Up 1.5%
Up 2.7%
Up 4.2%
INDUSTRY
Construction
Manu-facturing
Professional and business services
Transport-ation and warehousing
Information
Financial activities
Wholesale trade
Retail trade
Mining and logging
Leisure and hospitality
Other services
Government
Utilities
Educational services
Health care and social assistance
CHANGE IN TOTAL JOBS IN SEPTEMBER
-64,000 -51,000 -8,000 -15,400 unch. -10,000 -4,900 -38,500 -1,000 -9,000 -10,000 -53,000 -700 -16,900 +20,500
Recession
Unemployment rate: 9.8%, up 0.1 pct. pt.
In millions
Cumulative total
Current month
Job loss since recession's start: 7.2 million/5.2%
30 weeks
Average weeks unemployed: 26.2, up 1.3 weeks
Note: Data are seasonally adjusted
Source: Labor Department

SOURCE: THE WALL STREET JOURNAL, OCTOBER 3, 2009

Exhibit H

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Continues to Rebound



ISM Index
Prices Paid
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
Index Level
Expansion
Contraction
63.5
52.6
Dec-85
Jun-86
Dec-86
Jun-87
Dec-87
Jun-88
Dec-88
Jun-89
Dec-89
Jun-90
Dec-90
Jun-91
Dec-91
Jun-92
Dec-92
Jun-93
Dec-93
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Monthly Data through October 1, 2009

Source: Data Resources, Inc., October 1, 2009

Exhibit I

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.4%
All: -1.5%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +2.3%
All: -4.3%
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Source: Bureau of Labor Statistics and Bloomberg, September 2009

Exhibit J

■ Sit Investment Associates ■

Economic Assumptions

	2008				2009				2010E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1QE	2QE	3QE	4QE
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-0.7	1.5	-2.7	-5.4	-6.4	-0.7	3.0	3.0	1.0	1.0	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	-27.1	-41.2	-35.8	-397.3	-51.6	5.1	1.8	136.5	56.3	-15.5	15.1	33.8
Consumer Price Index (Year-over-Year)	4.1	4.4	5.3	1.6	0.0	-1.1	-1.6	1.9	3.0	2.6	2.4	2.4
Levels (Quarterly Average)												
Unemployment Rate	4.9	5.4	6.1	6.9	8.1	9.2	9.6	10.0	10.3	10.2	10.1	10.0
Prime Rate	6.2	5.1	5.0	4.1	3.3	3.3	3.3	3.3	3.3	3.3	3.5	4.0
13-week Treasury Bills-Disc.	2.1	1.6	1.5	0.3	0.2	0.2	0.2	0.2	0.5	0.8	1.0	1.3
10-year Treasury Bonds-Yield	3.7	3.9	3.8	3.2	2.7	3.3	3.5	3.5	4.0	4.3	4.4	4.5

Source: Sit Investment Associates, Inc., October 8, 2009

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

SEPTEMBER 23, 2009 FOMC STATEMENT

FEDERAL RESERVE press release

Release Date: September 23, 2009

For immediate release

Information received since the Federal Open Market Committee met in August suggests that economic activity has picked up following its severe downturn. Conditions in financial markets have improved further, and activity in the housing sector has increased. Household spending seems to be stabilizing, but remains constrained by ongoing job losses, sluggish income growth, lower housing wealth, and tight credit. Businesses are still cutting back on fixed investment and staffing, though at a slower pace; they continue to make progress in bringing inventory stocks into better alignment with sales. Although economic activity is likely to remain weak for a time, the Committee anticipates that policy actions to stabilize financial markets and institutions, fiscal and monetary stimulus, and market forces will support a strengthening of economic growth and a gradual return to higher levels of resource utilization in a context of price stability.

With substantial resource slack likely to continue to dampen cost pressures and with longer-term inflation expectations stable, the Committee expects that inflation will remain subdued for some time.

In these circumstances, the Federal Reserve will continue to employ a wide range of tools to promote economic recovery and to preserve price stability. The Committee will maintain the target range for the federal funds rate at 0 to 1/4 percent and continues to anticipate that economic conditions are likely to warrant exceptionally low levels of the federal funds rate for an extended period. To provide support to mortgage lending and housing markets and to improve overall conditions in private credit markets, the Federal Reserve will purchase a total of $1.25 trillion of agency mortgage-backed securities and up to $200 billion of agency debt. The Committee will gradually slow the pace of these purchases in order to promote a smooth transition in markets and anticipates that they will be executed by the end of the first quarter of 2010. As previously announced, the Federal Reserve's purchases of $300 billion of Treasury securities will be completed by the end of October 2009. The Committee will continue to evaluate the timing and overall amounts of its purchases of securities in light of the evolving economic outlook and conditions in financial markets. The Federal Reserve is monitoring the size and composition of its balance sheet and will make adjustments to its credit and liquidity programs as warranted.

Voting for the FOMC monetary policy action were: Ben S. Bernanke, Chairman; William C. Dudley, Vice Chairman; Elizabeth A. Duke; Charles L. Evans; Donald L. Kohn; Jeffrey M. Lacker; Dennis P. Lockhart; Daniel K. Tarullo; Kevin M. Warsh; and Janet L. Yellen.

SOURCE: FEDERAL RESERVE BOARD, SEPTEMBER 23, 2009

Exhibit L

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2009

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	3.25%	-3.9%	4.00%	-4.9%	5.00%	-1.6%
Present YTM 0.95%	Most Likely	2.00	-1.6	3.00	-3.0	4.50	-1.3
	Optimistic	0.50	1.4	2.25	-1.6	3.00	-0.4
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	4.00	-6.4	4.75	-8.4	5.50	-2.3
Present 2.31%	Most Likely	3.00	-2.0	3.75	-4.2	4.75	-1.2
	Optimistic	1.50	5.0	2.75	0.3	3.50	0.6
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-9.7	5.25	-11.6	6.00	-3.3
Present 3.31%	Most Likely	4.25	-5.9	4.50	-6.2	5.25	-1.6
	Optimistic	2.25	11.1	3.75	-0.3	4.00	1.5
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-19.2	6.00	-22.9	6.50	-6.9
Present YTM 4.05%	Most Likely	5.00	-12.7	5.50	-17.1	5.50	-2.9
	Optimistic	3.50	12.2	4.50	-3.3	4.50	1.8

Source: Sit Investment Associates, Inc.

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

MUNICIPAL CREDIT SPREADS HAVE NARROWED

As of October 2, 2009



10-Year Municipal Baa and A yields
Yield %
7
6.5
6
5.5
5
4.5
4
3.5
1996
1998
2000
2002
2004
2006
2008

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
	Left	10 Year A Bond Index Yield	3.644	3.222	03/12/2004	6.529	11/15/1994	4.553	0.672	0.164
	Left	10 Year Baa Bond Index Yield	4.439	3.772	03/12/2004	7.127	12/12/2008	5.046	0.709	0.162



10-Year Municipal Baa and A to Aaa Spreads
Percentage X 100
3
2.5
2
1.5
1
0.5
0
1996
1998
2000
2002
2004
2006
2008
Percentage X 100

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
	Right	Baa-Aaa	1.498	0.268	05/13/2005	2.860	01/09/2009	0.701	0.463	0.077
	Left	A-Aaa	0.702	0.050	09/09/2005	1.078	03/31/2009	0.206	0.206	0.027

SOURCE: BARCLAYS CAPITAL LIVE, OCTOBER 2, 2009

Exhibit N

■ Sit Investment Associates ■

Tax-Exempt Municipal Relative Yield Ratios Have Returned to Normal Ranges

As of October 1, 2009



5Y AAA/Treasury Curve
220
200
180
160
140
120
100
80
60
1990
1995
2000
2005

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	5Y AAA/Treasury Curve	71.638	59.807	08/07/2009	220.228	12/16/2008	77.689	11.304	1.568



10Y AAA/Treasury Curve
180
160
140
120
100
80
1990
1995
2000
2005

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Chang
—	Left	10Y AAA/Treasury Curve	80.497	69.008	05/08/1985	186.383	12/18/2008	81.854	9.050	1.030



30Y AAA/Treasury Curve
200
180
160
140
120
100
80
1990
1995
2000
2005

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Chang
—	Left	30Y AAA/Treasury Curve	96.507	77.367	05/17/1985	208.540	12/18/2008	90.030	11.260	0.896

Source: Barclays Capital Live, October 2. 2009

Exhibit O

■ Sit Investment Associates ■

2009 Federal Budget Deficit Trends Compared to 2008

	Receipts			Outlays			Surplus/Deficit		
	FY2008	FY2009	Diff	FY2008	FY2009	Diff	FY2008	FY2009	Diff
October	$178.2	$164.8	$(13.3)	$235.0	$320.4	$85.4	$(56.8)	$(155.5)	$(98.7)
November	151.1	144.8	(6.3)	249.3	270.0	20.7	(98.2)	(125.2)	(27.0)
December	277.0	237.8	(39.2)	228.7	289.6	60.8	48.3	(51.8)	(100.0)
January	255.2	226.1	(29.1)	237.4	289.6	52.2	17.8	(63.5)	(81.3)
February	105.7	87.3	(18.4)	281.3	281.2	(0.1)	(175.6)	(193.9)	(18.3)
March	178.8	129.0	(49.9)	227.0	320.5	93.5	(48.2)	(191.6)	(143.4)
April	403.8	266.2	(137.5)	244.5	287.1	42.7	159.3	(20.9)	(180.2)
May	124.3	117.2	(7.0)	290.2	306.9	16.7	(165.9)	(189.7)	(23.7)
June	259.9	215.4	(44.5)	226.4	309.7	83.3	33.5	(94.3)	(127.9)
July	160.5	151.5	(9.0)	263.3	332.2	68.9	(102.8)	(180.7)	(77.9)
August	157.0	145.5	(11.5)	268.9	256.9	(12.0)	(111.9)	(111.4)	(0.5)
September	272.2			226.5			45.7		
FY To Date (11 Months)	$2251.4	$1885.7	$(365.7)	$2751.9	$3264.1	$512.1	$(500.5)	$(1378.4)	$(877.8)

Source: Treasury Bulletin and ISI Group, September 11, 2009

Exhibit P

■ Sit Investment Associates ■

Large, Medium, and Small Cap 6-Month Price Momentum

Data through September 30, 2009

S&P 500 6-Month Price Momentum
July: 19.6% August: 38.8% September: 32.5%



% Change
40
30
20
10
0
-10
-20
-30
-40
-50
83 85 87 89 91 93 95 97 99 01 03 05 07 09

Russell Midcap 6-Month Price Momentum
July: 27.8% August: 49.0% September: 44.3%



% Change
50
40
30
20
10
0
-10
-20
-30
-40
-50
83 85 87 89 91 93 95 97 99 01 03 05 07 09

Russell 2000 6-Month Price Momentum
July: 25.5% August: 47.1% September: 42.7%



% Change
50
40
30
20
10
0
-10
-20
-30
-40
-50
83 85 87 89 91 93 95 97 99 01 03 05 07 09

NASDAQ OTC 6-Month Price Momentum
July: 34.0% August: 45.8% September: 38.8%



% Change
80
60
40
20
0
-20
-40
-60
85 87 89 91 93 95 97 99 01 03 05 07 09

Source: FactSet Research Systems and Sit Investment Associates, Inc.

Exhibit Q

■ Sit Investment Associates ■

History of Strong Six-Month Stock Rallies



Monster Rallies
The Dow industrials have had few six-month rallies like the recent one. Stock performance has always slowed markedly after such a rally.
Total bull-market gain
48%
94%
121%
60%
76%
Gain after six months
38%*
53%*
109%
43%
45%
46%
Rally start
Nov. 1929
July 1932
Feb. 1933
March 1938
Dec. 1974
March 2009
Bull market duration
155 calendar days
61
343
226
665
under way
Note: Bull market defined as 20% gain from a low, bear market 20% drop from a high
*Rally already had peaked and market was declining after six months
Source: Ned Davis Research

Source: The Wall Street Journal, September 21, 2009

Exhibit R

■ Sit Investment Associates ■

Earnings Trends

Second Quarter 2009

Data Through 10/1/09; Approximately 99% of S&P 500 Companies Had Reported



Earnings Surprises- S&P 500 *
Negative 17%
Positive 47%
In-Line 36%

Median Year-Over-Year EPS Growth= **-13.7%**



Earnings Surprises- SIA Large Cap *
Negative 13%
Positive 49%
In-Line 38%

Median Year-Over-Year EPS Growth= **-12.8%**



Earnings Surprises- S&P Midcap *
Negative 16%
Positive 48%
In-Line 36%

Median Year-Over-Year EPS Growth= **-12.7%**



Earnings Surprises- SIA Mid Cap *
Negative 14%
Positive 48%
In-Line 38%

Median Year-Over-Year EPS Growth= **-13.0%**



Earnings Surprises- Russell 2000 *
Negative 24%
Positive 45%
In-Line 31%

Median Year-Over-Year EPS Growth= **-17.0%**



Earnings Surprises- SIA Small Cap *
Negative 19%
Positive 46%
In-Line 35%

Median Year-Over-Year EPS Growth= **-12.2%**

* Earnings surprises defined as earnings reports more than one standard deviation from consensus mean estimate two months prior to company report date (to reflect pre-announcements)

G:\Support\Exhibits\E-09/09

Source: FactSet Research Systems, October 1, 2009

Exhibit S

■ Sit Investment Associates ■

Earnings Revision Trends
SIA Large Cap Portfolio vs. S&P 500
(12/98 thru 09/09)


SIA Large Cap Portfolio
Ratio Of Upward to Downward Earnings Revisions
3-Month Moving Average
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00


S&P 500
Ratio Of Upward to Downward Earnings Revisions
3-Month Moving Average
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00

Source: FactSet Research Systems

Exhibit T

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-Year Treasury Note Yield



Data through September 30, 2009
16%
14%
12%
10%
8%
6%
4%
2%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield →
← 10 Year Treas. Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS

SEPTEMBER 30, 2009

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2009 Projected Gain	+0.5%	-6.8%	+9.0%	+2.4%	+7.0%	164.4%	-3.1%
2010 Projected Gain	+20.5%	+20.6%	+20.1%	+14.4%	+15.2%	16.5%	9.7%
5-Year Projected Growth	+13.0%	+15.0%	+16.0%	+10.6%	+11.9%	8.0%	8.0%
Dividend Yield							
Equities Only	+1.5%	+0.7%	+0.5%	+2.6%	+1.7%	2.0%	2.0%
Total Fund	+1.5%	+0.7%	+0.5%	+2.6%	+1.7%	2.0%	2.0%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.6%	+15.6%	+16.4%	+13.3%	+13.6%	10.0%	10.0%
Wtd Avg Price/Earnings Ratio [2]							
2009 Calendar P/E	18.7x	24.1x	28.1x	15.9x	20.7x	26.9x	22.0x
2010 Calendar P/E	15.7x	19.0x	20.3x	13.7x	17.8x	23.1x	20.1x
Median Price/Earnings Ratio [2]							
2009 Calendar P/E	17.2x	19.2x	19.2x	15.0x	17.6x	N/A	15.8x
2010 Calendar P/E	13.9x	16.7x	17.0x	13.6x	15.5x	N/A	14.3x
Average P/E-to-5-Year Earnings Growth Ratio							
2009 Calendar PEG	1.4x	1.6x	1.8x	1.5x	1.7x	3.4x	2.8x
2010 Calendar PEG	1.2x	1.3x	1.3x	1.3x	1.5x	2.9x	2.5x
Wtd Avg Mkt Cap ($ Million)	$66,241	$11,236	$3,061	$58,918	$69,989	$76,879	$76,879

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

SOURCE: FIRST CALL, I/B/E/S, RUSSELL INVESTMENT GROUP AND SIT INVESTMENT ASSOCIATES

Exhibit V

■ Sit Investment Associates ■

Valuations Not Extended According to S&P 500 Graham & Dodd P/E Model



Valuation – Valuations Remain in Neutral Territory
Valuations neutral
S&P 500 Graham-Dodd P/E
45
40
35
30
25
20
15
10
5
LT Average
17.7x
Sep-2009
16.60
9.7
1920 1927 1934 1941 1948 1955 1962 1969 1976 1983 1990 1997 2004
Equities still reasonable relative to bonds
S&P 500 Forward Earnings Yield vs 10 yr Real Bond Yield Ratio
14.0
12.0
10.0
8.0
6.0
4.0
2.0
Average =2.43
Sep-09, 3.24
1984 1987 1990 1993 1996 1999 2002 2005 2008
Stocks no longer cheap relative to credit
Earnings Yield versus Real AAA Corporate Yield*
20
15
10
%
5
0
-5
Corporate Dear/ Stocks Cheap
Average Since 1925 (4.3%)
Average Since 1985 (0.9%)
Stocks Dear/ Corp Cheap
*Trailing Earnings: Real AA Bond Yield is Nominal Bond Less 5Yr CPI
1925 1932 1939 1946 1953 1960 1967 1974 1981 1988 1995 2002 2009
COV Model – Back to average levels
S&P 500 Value Assigned to Future Growth (Since 1984)
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Expensiv
Avg. +1 SD
44%
Sep-09
26.7%
Feb-03,
13.4%
Jun-05,
13.4%
Mar-08
5.7%
Avg. -1 SD 8%
Inexpensive
84 86 88 90 92 94 96 98 00 02 04 06 08

Source: Morgan Stanley Research, October 1, 2009

Exhibit W

■ Sit Investment Associates ■

Inflation and S & P 500 Multiples



Data through September 30, 2009
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
Yr/Yr% Change in CPI
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2009 est. operating EPS of $47.99

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment

G:\Support\Exhibits\E-09/09

Exhibit X

■ Sit Investment Associates ■

Further Stock Price Appreciation Dependent on Earnings Growth

Decomposing Wall Street – Earnings, Not P/E, Drove the 2004-07 Bull Market

Earnings, not multiples, drove 2004/07 equity bull market



Decomposing the S&P Index
12M%
40
30
20
10
0
-10
-20
-30
-40
-50
-60
Rating (P/E)
Earnings
Index
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010

PE fell despite bonds being steady



PE Change and 10 Yr Bond
Rating (PE) Change
10YR Bond [INV] (RHS)*
* 12M Change, Inverted and Leading by 3 months
12M%
40
30
20
10
0
-10
-20
-30
-40
% PT Change [Inv]
-5
-4
-3
-2
-1
0
1
2
3
4
5
1986
1988
1990
1992
1995
1997
1999
2001
2004
2006
2008
2010

Analysts hardly ever forecast declining earnings…



Earnings Per Share
12M Trailing
12M Forecast*
* Leading by 12 M
IBES Consensus. Rolling 12M Series
12M%
42
32
22
12
2
-8
-18
-28
-38
6.8
-28.4
Jan-85
Jul-87
Jan-90
Jul-92
Jan-95
Jul-97
Jan-00
Jul-02
Jan-05
Jul-07
Jan-10

…While earnings leverage has increased significantly



US Earnings Leverage*
Ratio
5
3
1
-1
-3
-5
-7
-9
-11
E/GDP
EPS/GDP
* Ratio of 5 yr EPS/ earnings change to 5 yr GDP change
1960
1967
1975
1982
1990
1997
2005

Source: Morgan Stanley Research, October 1, 2009